UPR FILES MOTION TO COMPEL PUBLIC DISCLOSURE
                           OF PENNZOIL STRATEGIC PLAN

UPR Believes Pennzoil Shareholders Deserve to See Whether Pennzoil Can Credibly
           Claim to Have a Plan that Matches the Value of UPR's Offer


Fort Worth, TX - Sept. 15, 1997 -- Union Pacific Resources Group Inc. (NYSE:UPR) announced today that it filed a motion in U.S. District Court for the Northern District of Texas to compel Pennzoil to publicly disclose its strategic plan, including any estimate of the value of Pennzoil were the plan to be achieved and any material assumptions on which it is based.

"We are filing this motion because we believe Pennzoil shareholders have a right to see whether Pennzoil's secret plan can credibly match the value of UPR's $84 per share tender offer," said UPR CEO Jack L. Messman. "We do not understand how, if Pennzoil refuses to disclose its strategic plan, it can possibly justify to Pennzoil shareholders its rejection of UPR's offer."


Media Contact:                                       Investor Relations Contact:
Walter Montgomery                                    Michael Liebschwager
212-484-6721                                         817-877-6531